Exhibit J

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JANUARY 17, 2012

The information included in this Exhibit J supplements the information about the Republic contained in the Republic’s annual report for the year ended December 31, 2010 on Form 18-K filed with the Securities and Exchange Commission on October 3, 2011, as amended by Amendment No. 1 thereto, filed on Form 18-K/A with the Commission on November 18, 2011. To the extent the information in this Exhibit J is inconsistent with the information contained in such annual report, as amended, the information in this Exhibit J replaces such information. Initially capitalized terms used in this Exhibit J have the respective meanings assigned to those terms in such annual report.

Recent Government Actions

On August 30, 2011, President Ricardo Martinelli dismissed Vice President Juan Carlos Varela as Minister of Foreign Affairs, prompting members of Mr. Varela’s party to resign from senior governmental positions and resulting in the termination of the coalition between the President’s party (Cambio Democrático (CD)) and that of the Vice President (Partido Panameñista (PPA)). In an address to the nation on September 1, 2011, President Martinelli explained his decision, stating that the Minister of Foreign Affairs should be a full-time position, and that Mr. Varela had neglected the duties of his office as a Presidential candidate for the 2014 elections. Mr. Varela, who will remain in his elected position as Vice President of the country, is also the President of PPA. The officials from his party who resigned include, most notably, Alberto Vallarino, Minister of Economy and Finance, and Carlos Duboy, Minister of Housing. President Martinelli and the remainder of his Cabinet belong to CD. President Martinelli and his senior economic advisors, including then Vice Minister of Economy Frank De Lima, indicated that the political changes will not alter in any way the course of economic and fiscal policy that has been under way since the beginning of the Martinelli administration in July 2009. Subsequently, on October 6, 2011, Vice Minister De Lima was named Minister of Economy and Finance. Mahesh Khemlani moved from his position as Public Credit Director of the Ministry of Economy and Finance to the position of Vice Minister of Finance on September 1, 2011, replacing former Vice Minister Dulcidio de la Guardia, whose previously planned return to the private sector was unrelated to the political developments mentioned above. On October 10, 2011, following the appointment of Mr. De Lima as Minister of Economy and Finance, Omar Castillo was named Vice Minister of Economy.

During the first quarter of 2011 the Government created an autonomous public entity, referred to as the Empresa Nacional de Autopistas (“ENA”), in order to provide the financing for, and to acquire ownership of, the Corredor Sur and Corredor Norte toll highways in Panama. The Republic subsequently decided to separate the acquisition of the Corredor Sur and Corredor Norte toll roads into two stand-alone transactions. On August 1, 2011 Ingenieros Civiles Asociados (“ICA”), the Mexican company that owned and operated the Corredor Sur, and ENA, signed a Share Purchase Agreement for ENA to purchase all of ICA’s shares in ICA Panamá for $420.0 million dollars. On August 12, 2011, ENA acquired the Corredor Sur, and on August 18, 2011, ENA successfully issued and placed $395.0 million dollars in bonds to finance the acquisition of the toll road. The Government contributed $50.0 million to ENA in connection with the purchase. The transaction was finalized on August 24, 2011. The Government intends to conclude the Corredor Norte transaction during the first quarter of 2012.

In March 2010, Law No. 8 of 2010 was ratified, modifying the Panamanian Fiscal Code. This law created the Administrative Tax Tribunal, increased the value-added tax, known as ITBMS, for the first time since it was established in 1976, from 5% to 7% and reduced the corporate income tax rate from 30% to 27.5%, effective as of January 1, 2010, with a further reduction, subject to certain exceptions, to 25%, beginning January 1, 2011. As a result of the modifications to the Fiscal Code, the Republic received approximately $6.8 billion in revenue for 2010, compared to $6.3 billion in 2009, representing an increase of approximately $606.1 million, or 9.7%. The Fiscal Code was again amended on June 30, 2010, pursuant to Law No. 33 of 2010, which added an additional chapter to the Fiscal Code to cover double taxation treaties so that Panamanian taxpayers can invoke a clause in the treaty itself, as well as refer to the new chapter of the Fiscal Code, in order to avoid paying taxes to two countries on the same transaction or activity. On September 27, 2011 Law No. 72 of 2011 was ratified, modifying other tax measures. The new law makes mandatory the issuance of invoices for all sales transactions, and establishes what kind of information must be included in such invoices.

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Law No. 72 of 2011 also modifies Law No. 34 of 2008, which established the Social and Fiscal Responsibility Regime, in order to promote sound fiscal policies and management. The Social and Fiscal Responsibility Regime requires any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings. By means of adding a definition for “turn key projects” and “deferred payments” Law No. 72 limits the expenditures on these projects, which now cannot exceed 20% of the total investment expenditures of the nonfinancial public sector for any given fiscal year.

The Economy

The National Assembly of the Republic of Panama (the “Assembly”) approved Panama’s 2012 budget on October 11, 2011. The 2012 budget contemplates total expenditures of $14.5 billion, with budget estimates based on an anticipated 10.8% growth in nominal GDP, and an anticipated consolidated non-financial public sector deficit of approximately $647.6 million (or approximately 1.9% of estimated nominal GDP) for 2012.

In the first nine months of 2011, Panama’s gross domestic product (“GDP”) registered an estimated real increase of 10.4% compared to the same period of 2010. The mining sector grew an estimated 19% percent in the first nine months of 2011, compared to the same period of 2010 primarily due to a growth in the demand for basic materials used in construction. Manufacturing activity increased an estimated 2.3% in the first nine months of 2011 compared to the same period of 2010 due in part to the combination of strong growth in sectors such as production of cement, lime and plaster, and the decrease in other sectors such as fish and fish products processing and production of dairy products. In the first nine months of 2011, the construction sector grew by an estimated 23.6% compared to the same period of 2010 due to public and private investment in civil engineering and non-residential projects, including, among others, the expansion of the Panama Canal, the Panama Bay Sanitation Project and the Government’s expansion and rehabilitation of road infrastructure. The transportation and communications sector grew an estimated 10.8% in the first nine months of 2011 compared to the same period of 2010 primarily due to the competitive sector’s activities in telecommunications, port services, and air transportation. The financial intermediation sector grew an estimated 7.0% in the first nine months of 2011 compared to the same period of 2010 primarily due to the performance of the international banking center caused by an increase in internal and external credit. The agriculture sector increased an estimated 3.2% in the first nine months of 2011 compared to the same period of 2010 primarily due to crops such as rice and corn, as well as an increase in cultivated and harvested areas. The fisheries sector decreased an estimated 15.4% in the first nine months of 2011 compared to the same period of 2010 due to a decrease in the capture and export of marine products, which was slightly offset by an increase in shrimp exports. Commerce increased an estimated 21.2% in the first nine months of 2011 compared to the same period of 2010 due in part to higher sales of fuel, agricultural raw materials, food, drinks and tobacco. The hotels and restaurant sector increased an estimated 7.4% in the first nine months of 2011 compared to the same period of 2010 primarily due to an increase in the number of foreign tourists. The real estate sector increased an estimated 6.5% in the first nine months of 2011 compared to the same period of 2010 primarily due to an increase in offers of existing homes and market real estate activities.

Public Debt

As of November 30, 2011, Panama’s public sector external debt totaled approximately $10.8 billion, representing an increase of $336.5 million since December 31, 2010. Panama’s total public sector debt as of November 30, 2011 was approximately $12.9 billion, representing an increase of $1.3 billion since December 31, 2010. As of November 30, 2011, approximately 78.8% of the total public sector external debt was owed to commercial lenders and bondholders, with 17.3% owed to multilateral institutions and 3.6% owed to bilateral lenders. Since November 30, 2011, there has been no additional external debt issued by the Republic.

In an effort to promote the development of Panama’s capital markets, the Government held twelve auctions as part of its Treasury Bill issuances program from January 19, 2010 to December 14, 2010. During that time, Panama issued $387.1 million of zero-coupon Treasury Bills with short-term maturities of one year or less in Panama’s capital markets. As of December 31, 2010, outstanding Treasury Bills amounted to $230.0 million. The Government continued the program of Treasury Bill issuances in 2011 with ten auctions from January 18, 2011 to November 30, 2011. During that time, Panama issued $367.6 million of zero-coupon Treasury Bills with short-term

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maturities of one year or less in Panama’s capital markets, including a direct placement on October 27, 2011 with the National Bank of Panama for $45 million. The Treasury Notes program had been suspended after the issuance of September 6, 2005; however, the Government reinstated the Treasury Notes issuance program in 2010 pursuant to Cabinet Decree No. 4 dated January 26, 2010 authorizing the issuance of local Treasury Notes in a principal amount up to $600 million. Between February 4, 2010 and December 14, 2010, the Government issued $466.2 million of Treasury Notes in eleven public auctions plus $100.0 million in a direct auction. As of December 31, 2010 outstanding Treasury Notes amounted to $1,133.0 million.

The Republic has improved its debt-to-GDP ratio in the past five years from 61.0% as of December 31, 2006 to a preliminary 43.7% as of December 31, 2010.

International Trade

On June 7, 2011, after signing a tax information exchange agreement with France, Panama moved to the OECD’s list of jurisdictions considered to have substantially implemented the OECD’s tax reporting standards. The Panamanian Assembly, through Law 78 of 2011, published on October 19, 2011, ratified the Treaty between the government of the Republic of Panama and the government of the Republic of France to avoid double taxation and prevent tax evasion regarding income tax and its protocol.

The Panama Canal

During the Panama Canal Authority’s fiscal year ended September 30, 2011, cargo that passed through the Canal increased 7.1% to 321.2 million Panama Canal Universal Measurement System (PC/UMS) tons from the 299.8 million PC/UMS tons that passed through the Canal during its fiscal year ended September 30, 2010. This figure sets a historic high, exceeding the previous record of 312.9 million PC/UMS tons achieved during its fiscal year ended September 30, 2007. For the fiscal year ended September 30, 2011 toll revenue totaled approximately $1.7 billion, representing an increase of 16.7% as compared to the fiscal year ended September 30, 2010, mainly due to a toll rate increase and the increase in the number of ships in transit.

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